UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42898

One and one Green Technologies. INC

(Translation of registrant’s name into English)

1st Diliman
San Rafael Bulacan, Philippines, 3008

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On June 18, 2026, One and one Green Technologies. INC (the “Company”) entered into voluntary lock-up agreements with One and one International Limited, BOYUO International Limited, Glowing Star Technology Limited, and Asahi Sea Group Limited (collectively, the “Shareholders”), each of whom is a shareholder of the Company beneficially owning more than 5% of the Company’s outstanding Class A ordinary shares.

The Shareholders were previously subject to a voluntary lock-up arrangement for a period of three (3) months following the expiration of the lock-up in connection with the Company’s initial public offering, which voluntary lock-up will be expiring on July 9, 2026 (the “Expiration Date”). The Shareholders agreed to be subject to an additional voluntary lock-up for a period of six (6) months following such Expiration Date. During this period, the Shareholders have agreed not to, directly or indirectly, sell, transfer, or otherwise dispose of their shares or related securities, or enter into transactions that transfer the economic benefits of ownership.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2026	One and one Green Technologies. INC

	By:	/s/ Caifen Yan
	Name:	Caifen Yan
	Title:	Chief Executive Officer, Chair of the Board and Director

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